SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of March 8, 2007, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), Kleimar N.V., a company organized and registered in Belgium (the “Guaranteeing Subsidiary”), an indirect subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A., as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Guarantors has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9½% Senior Notes due 2014 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Second Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.

CAPITALIZED TERMS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.

AGREEMENT TO GUARANTEE.  The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

4.

NEW YORK LAW TO GOVERN.  THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.

COUNTERPARTS.  The parties may sign any number of copies of this Second Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

6.

EFFECT OF HEADINGS.  The Section headings herein are for convenience only and shall not affect the construction hereof.

7.

THE TRUSTEE.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: March 8, 2007

KLEIMAR N.V.
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
NAV HOLDINGS LIMITED
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
NAVIOS CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
ANEMOS MARITIME HOLDINGS INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:

NAVIOS SHIPMANAGEMENT INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
AEGEAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
LIBRA SHIPPING ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
ALEGRIA SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
FELICITY SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:

GEMINI SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
ARC SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
GALAXY SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
MAGELLAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
IONIAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:

APOLLON SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
HERAKLES SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
ACHILLES SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
KYPROS SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
HIOS SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:

MERIDIAN SHIPPING ENTERPRISES INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
MERCATOR SHIPPING CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
HORIZON SHIPPING ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
HYPERION ENTERPRISES INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
STAR MARITIME ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:

NAVIMAX CORPORATION, as a Guarantor
By:	/s/ Shunji Sasada Name: Shunji Sasada Title: President
NAVIOS HANDYBULK INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
NAVIOS INTERNATIONAL INC., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
HESTIA SHIPPING LTD., as a Guarantor
By:	/s/ Villy Papaefthymiou Name: Villy Papaefthymiou Title:
WELLS FARGO BANK, N.A., as Trustee
By:	Authorized Signatory Dated: March 27, 2007